OceanFreight Inc.
80 Kifissias Avenue,
GR 151 25,Amaroussion
Athens, Greece

November 3, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Max A. Webb

Re:          OceanFreight Inc. (the "Company")
Rule 477 Application for Withdrawal
Registration Statement on Form F-3 (File No. 333-153307)

Dear Mr. Webb:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form F-3 (File No. 333-153307) initially filed with the Commission on September 3, 2008 together with all amendments and exhibits thereto (the "Registration Statement").  On November 3, 2011, pursuant to an Agreement and Plan of Merger dated as of July 26, 2011, by and among DryShips Inc., or the Parent, Pelican Stockholdings Inc., or the Merger Sub, and the Company, Merger Sub merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Parent.  The Company confirms that no securities of the Company have been sold under the Registration Statement.

Should you have any questions regarding this request, please contact Gary J. Wolfe of Seward & Kissel LLP, counsel to the Company, at 212-574-1200.

OCEANFREIGHT INC.

/s/ Demetris Nenes
Name: Mr. Demetris Nenes
Title: Chief Operating Officer

SK 25754 0002 1238663